February 20, 2018

By EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Jeffrey Gabor, Division of Corporation Finance
Erin Jaskot, Division of Corporation Finance

RE:	1347 Property Insurance Holdings, Inc. (the “Company”)
Registration Statement on Form S-1 (File No. 333-222470)

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, the Company hereby requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement on Form S-1 to become effective on February 22, 2018, at 10:00 A.M., Eastern Time, or as soon thereafter as is practicable, unless the Company notifies you otherwise prior to such time.

If you have any questions regarding this request, please contact Jurgita Ashley of Thompson Hine LLP, at 216-566-8928 or via Jurgita.Ashley@ThompsonHine.com. Please also call Jurgita Ashley as soon as the Company’s Registration Statement on Form S-1 has been declared effective. Thank you for your attention to this matter.

Sincerely,

1347 PROPERTY INSURANCE HOLDINGS, INC.

By:	/s/ John S. Hill
Name:	John S. Hill
Title:	Vice President, Chief Financial Officer and Secretary

Telephone:	(813) 579-6213
E-mail:	jhill@maisonins.com

cc: Jurgita Ashley, Thompson Hine LLP